Exhibit 99.1

         Amdocs Prices $500 Million Offering of Senior Convertible Notes

ST. LOUIS, MO - May 24, 2001 - Amdocs Limited (NYSE: DOX) today announced further details regarding the terms of the private placement of 7-year 2.0% Senior Convertible Notes. Gross proceeds to Amdocs from the sale of the notes, which were issued at par, were approximately $500 million, with up to another $100 million in proceeds if the initial purchaser's option to acquire additional notes is exercised within the allotted 30 days. The notes are convertible into Ordinary Shares at a conversion rate of 10.86 shares per $1,000.00 principal value. This represents a conversion premium of 43% to yesterday's $64.40 closing price of Amdocs' Ordinary Shares on the New York Stock Exchange.

The offering allows Amdocs to raise capital at attractive terms. While the Company has no immediate needs for these funds, the proceeds may be used for future possible strategic opportunities including acquisitions, as well as other general corporate uses.

The notes can be put to Amdocs on the third and fifth anniversary of the issue date at par and can be repaid in cash or stock at Amdocs' option. The notes are callable by Amdocs any time after the fifth anniversary of the issue date, at par.

The transaction is expected to close on May 30, 2001 subject to satisfaction of customary closing conditions. Amdocs has agreed to file a registration statement within 90 days of closing.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of the securities will be made only by means of a private offering memorandum. The securities offered have not yet been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Statements in this release that contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 include, but are not limited to, statements regarding the timing of and conditions of closing and the amount and use of proceeds. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Amdocs from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Amdocs' actual results may differ materially from those indicated or implied by such forward-looking statements.

Amdocs is a leading provider of CRM, billing and order management solutions for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more than 8,150 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com

For immediate information contact:

Amdocs
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail:dox_info@amdocs.com